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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)





                               Synergy Brands Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E303
                  ---------------------------------------------
                                 (CUSIP Number)

                                  April 2, 2001
                  ---------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1(b)
                               |X| Rule 13d-1(c)
                               |_| Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 87159E303                        13G                 PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------

      1. NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                  Lloyd I. Miller, III                           ###-##-####

      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         |_|  (A)
                                                                   |_|  (B)

      3. SEC USE ONLY

      4. CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

         NUMBER OF        5.  SOLE VOTING POWER
           SHARES                 341,530
        BENEFICIALLY
          OWNED BY        6.  SHARED VOTING POWER
            EACH                  666,799
         REPORTING
           PERSON         7.  SOLE DISPOSITIVE POWER
            WITH                  341,530

                          8.  SHARED DISPOSITIVE POWER
                                  666,799



      9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,008,329

     10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
             []

     11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.2%

     12.TYPE OF REPORTING PERSON*
             IN-00**


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  **See Item 4.





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                                                                 Page 3 of 4


Item 1(a).   Name of Issuer:                             Synergy Brands Inc.

Item 1(b).   Address of Issuers's Principal Executive
             Offices:                                    40 Underhill Blvd.
                                                         Syosset, NY 11791

Item 2(a).  Name of Person Filing:                       Lloyd I. Miller, III

Item 2(b).  Address of Principal Business Office or,
            if None, Residence:                          4550 Gordon Drive
                                                         Naples, Florida 34102

Item 2(c).  Citizenship:                                 U.S.A.

Item 2(d).  Title of Class of Securities:                Common Stock

Item 2(e).  CUSIP Number:                                87159E303

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4. OWNERSHIP: Miller shares dispositive and voting power with respect to 666,799 shares of the reported securities as an advisor to the trustee of certain family trusts. Miller has sole dispositive and voting power with respect to 341,530 of the reported securities (i) as the manager of a limited liability company, and (ii) as to shares owned by Miller as an individual.

           (a)  1,008,329

           (b)  5.2%

           (c)  (i) sole voting power:               341,530

                (ii) shared voting power:            666,799

                (iii) sole dispositive power:        341,530

                (iv) shared dispositive power:       666,799

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  Not Applicable

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
           Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.




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Item 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable

Item 10. CERTIFICATIONS
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2001

                                       By:       /s/ Lloyd I. Miller, III
                                                 ------------------------
                                                     Lloyd I. Miller, III